Exhibit 99.42

PRESS  RELEASE

Trading Symbol: SVM.TO	November 1, 2007

Silvercorp Acquires LM Silver-Lead Mine Near the Ying Silver
Project, Henan Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – November 1, 2007 – Silvercorp Metals Inc. ("Silvercorp") is pleased to announce that its 70% owned joint venture company, Henan Huawei Mining Co. Ltd. (“Huawei”), has signed an agreement to acquire a 100% of the operating LM Silver-Lead Mine, which has a mining permit of 3.07 square kilometres (km) in area and is located just southeast of the Ying silver project (“Ying Mine”). The acquisition is carried out by acquiring the private Chinese company holding the LM mining permits for approximately $3.25 million. It is expected that the acquisition will be funded by cash flow from Huawei’s HPG Mine and the LM Mine mining operations.

The acquisition of the LM Mine advances Silvercorp’s strategy to consolidate the fragmented primary silver sector in China, starting from its foot-hold in Henan Province by expanding the Ying Silver Camp. The current Chinese National Government mandate for the mining industry is to encourage the consolidation within a mining district of small mining operations and companies into larger, well organized operations in order to improve safety and environmental practices and for better utilization of resources.

Silvercorp’s Chinese subsidiary company, Henan Found Mining Co. Ltd. (“Henan Found”), has emerged as the largest silver-lead-zinc mining company and one of the largest tax payer in Luoyang City, Henan Province, China. The Ying Mine being the best operated mine in Luoning County is favored by local governments to be the consolidator. The local governmental authorities have designated Henan Found as the sole consolidator of TLP Silver-Lead Mine, where significant amounts of silver and lead have reportedly been produced. Negotiations are currently underway with the shareholders of the TLP Mine to acquire a 100% interest. The TLP Mine, which is located to the east boundary of the Ying Project area, is currently shut down by the local government due to its poor record of safety and environmental practices.

The LM mining permit area is underlain by a highly metamorphosed basement of Archean-aged mafic to felsic gneisses, similar to the Ying and HPG project areas. At least 8 mineralized vein structures have been identified and mapped in the LM area to date. The veins range from 300 to 1,000 meters (m) in striking length and 0.2 to 5.0m in true thickness. Main metallic minerals are massive and disseminated galena, native silver, and freibergite.

The mining and exploration operations at LM started in 2005 and currently produces 300 tonnes of ores per day which are processed using custom mills. A total of 19 adits - approximately 15,000m of exploration and production tunnels - were developed on different veins and on different levels. As the previous operator is only interested in mining any ore shoots found along the veins, no resource was estimated. Its current mining activities have been focused on the high grade ore shoots of veins LM2 (about 1000m long) and LM8 (about 800m long). Silvercorp’s geologists made visits to the mine, mapped the tunnels, and collected check samples. Assay results of the check samples are listed in the table below.

Some of the significant intercepts are:

  1.0m true width grading 2,841 grams per tonne (g/t) silver (Ag), 12.87 % lead (Pb), and 3.78% zinc (Zn) at 900m elevation on the LM2 vein;
  1.2m true width grading 4,336 g/t Ag, 4.91 % Pb, and 0.37% Zn at 846m elevation on the LM2 vein;
  1.5m true width grading 2,032 g/t Ag, 1.39 % Pb, and 0.11% Zn at 924m elevation on the LM8 vein;
  3.0m true width grading 1,113 g/t Ag, 5.69 % Pb, and 0.71% Zn at 851m elevation on the LM8 vein and;
  0.6m true width grading 2,349 g/t Ag, 8.52 % Pb, and 0.26% Zn at 845m elevation on the LM3 vein;

Vein#	Tunnel	Elevation (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Ag Equivalent (g/t) *
LM2	PD900-LM2-920-NYM	920	0.70	183	0.80	0.39	235
	PD900-LM2-920-NYM	920	0.70	125	0.21	0.35	150
	PD900-LM2-920-NYM	920	1.40	154	0.51	0.37	193
	PD900-LM2-920-NYM	920	0.50	284	0.57	0.26	320
	PD900-LM2-920-NYM	920	0.30	4140	22.59	1.40	5160
	PD900-LM2-920-NYM	920	0.45	539	1.42	0.26	611
	PD900-LM2-920-NYM	920	0.30	4860	16.41	1.30	5614
	PD900-LM2-915-NYM	915	0.85	610	3.48	0.28	770
	PD900-LM2-915-NYM	915	0.80	348	4.78	0.26	562
	PD900-LM2-915-NYM	915	0.50	84	0.75	0.46	137
	PD900-LM2-915-NYM	915	1.10	111	0.28		123
	PD900-LM2-915-NYM	915	0.70	95	0.28	0.75	142
	PD900-LM2-915-NYM	915	0.30	126	0.25	0.22	147
	PD900-XJ2-LM2-920-NYM	907	1.45	1005	4.96	1.38	1280
	PD900-LM2-900-NYM	900	0.78	58	9.65	0.24	477
	PD900-LM2-900-NYM	900	1.00	2841	12.87	3.78	3564
	PD900-LM2-900-NYM	900	1.30	104	1.33	0.30	174
	PD900-LM2-900-NYM	900	0.30	2233	24.05	0.13	3254
	PD900-LM2-900-NYM	900	0.70	1056	10.07	0.30	1495
	PD900-LM2-900-NYM	900	1.40	264	4.94	0.13	479
	PD900-LM2-900-NYM	900	0.55	270	5.74	0.18	521
	PD900-LM2-900-NYM	900	0.15	3996	18.58	0.33	4796
	PD900-LM2-900-NYM	900	0.40	2404	12.69	0.30	2954
	PD900-LM2-900-NYM	900	0.50	1711	27.59	0.96	2921
	PD855-LM2-880-NYM	882	0.60	134	0.99	0.18	184
	PD855-LM2-880-NYM	882	1.50	537	4.64	0.39	751
	PD855-LM2-880-NYM	882	1.10	146	1.19	0.30	210
	PD855-LM2-880-NYM	882	1.00	1085	5.56	0.17	1328
	PD855-LM2-880-NYM	882	0.55	72		0.28	85
	PD855-LM2-880-NYM-TJ2	882	1.00	1564	31.57	0.54	2922
	PD855-LM2-860-NYM	861	1.50	80	0.28	0.28	105

Vein#	Tunnel	Elevation (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Ag Equivalent (g/t) *

PD855-LM2-860-NYM

PD855-LM2-860-NYM

PD855-LM2-860-NYM

PD855-LM2-860-SYM

PD838-LM2-845-NYM

PD838-LM2-845-NYM

PD838-LM2-845-NYM

PD838-LM2-845-NYM

PD838-LM2-830-NYM

PD838-LM2-830-NYM

PD838-LM2-830-NYM

PD838-LM2-830-NYM

PD838-LM2-830-NYM

		861 861 861 861 845 845 845 845 830 830 830 830 830	1.20 0.65 0.85 0.90 0.90 1.40 1.00 1.20 1.00 0.50 0.70 1.00 1.70	713 24 800 81 227 113 268 4336 3407 713 181 153 165	3.63 3.21 2.59 0.49 1.09 0.42 0.42 4.91 11.23 1.85 0.14 0.92 0.60	0.26 0.22 0.30 0.09 0.44 0.30 0.20 0.37 0.56 0.31 0.30 0.18	879 170 924 106 294 145 295 4561 3907 806 187 206 198
LM3

PD900-LM3-900-NYM

PD900-LM3-900-SYM

PD855-LM3-880-SYM

PD855-XJ1

PD855-LM3-860-SYM

PD855-LM3-860-SYM

PD838-LM3-845-NYM

PD838-LM3-845-NYM

PD838-LM3-845-NYM

PD838-LM3-845-NYM

PD838-LM3-845-NYM

PD838-LM3-830-NYM

		915 900 880 870 861 861 845 845 845 845 845 830	0.90 0.20 0.70 0.65 0.40 1.00 1.20 0.60 0.80 0.20 0.40 0.95	132 224 12 470 1327 30 315 2349 60 991 636 346	1.52 22.32 0.14 24.47 27.55 1.18 0.85 8.52 1.65 6.99 14.68 0.28	0.44 0.33 0.21 0.57 0.61 0.30 0.26 1.18 0.70	217 1182 28 1530 2518 80 365 2721 130 1342 1289 358
LM4	PD900-LM4-920-SYM PD900-LM4-920-SYM	920 920	0.30 0.40	252 448	0.38 2.66	0.41 0.52	287 585
LM7 LM8

XPD924-LM7-924-NEYM

XPD924-LM8-924-NWYM

XPD924-LM8-924-NWYM

XPD924-LM8-924-NWYM

XPD924-LM8-924-NWYM

XPD891-LM8-891-NWYM

XPD891-LM8-891-NWYM

XPD891-LM8-891-NWYM

XPD891-LM8-891-NWYM

XPD891-LM8-891-NWYM

XPD860-LM8-860-SEYM

XPD860-LM8-860-NWYM

XPD924-LM8-924-NWYM

		924 924 924 924 924 891 891 891 891 891 860 860 851	9.50 1.50 1.10 0.50 0.60 0.50 0.30 0.65 0.80 0.70 0.60 0.50 3.00	263 2032 322 2344 124 174 1134 386 261 220 1570 747 1113	2.54 1.39 0.72 0.97 0.63 0.21 0.63 0.47 0.54 0.22 6.36 3.71 5.69	0.11 0.11 0.06 0.08 0.16 0.06 0.05 0.08 0.05 0.05 0.43 0.11 0.77	375 2096 355 2388 159 185 1162 409 286 231 1859 909 1390
Silver equivalent grade is calculated on the basis of US$6.5/oz Ag, US$0.40/lb for Pb, and US$0.45/lb for Zn. Copper grade is not included in the calculation.

After taking over the LM mine operation in early November 2007, Silvercorp will carry out systematic underground drilling and tunneling programs, including sinking several decline and short shafts, on all 8 veins to define the resource while continuing current mining activities. Ore produced from the LM will be processed in Silvercorp’s new 1,000 t/d mill about 14 km northwest of the LM Mine. The exploration and mine development will focus on better-explored LM2, LM3, and LM8 veins.

The acquisition of the HPG property remains subject to regulatory approvals.

Quality Control
Rock samples were collected by channel sampling the face of the undercut drifts. The channels were usually cut 10 cm in width and 5 cm in depth producing a sample weighing approximately 2 kg to 10 kg for each 0.10 to 1.00m interval depending on the thickness of mineralization.

The Company maintains a quality control program to ensure best practice in sampling and analysis of the tunnel samples. The samples are shipped directly in security sealed bags to analytical Lab of No. 6 Team of Henan Non-Ferrous Metals Geological and Mineral Resources Bureau in Luoyang located 120 km by road northeast of the LM Mine.

The sample preparation consists of drying, crushing, and splitting of the sample to 150 grams, then the sample is pulverized to 200 mesh. Ag, Pb and Zn were analyzed by a 3 hour hot aqua regia digestion on 30 gram samples with an AA finish.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary.
Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.